Integrated Cannabis Solutions, Inc.

6810 North State Road 7

Coconut Creek, Florida 33073

(954) 906-0098

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

Washington, D. C. 20549

December 31, 2020

Re:	Integrated Cannabis Solutions, Inc. Registration Statement on Form S-1 Originally Filed February 12, 2020 File No. 333-236395 Amendment Number 1 (filed on December 31, 2020)

Dear Sir or Madam:

Please find below our responses to the Commission’s March 9, 2020 Comment Letter regarding the above-referenced S-1. Integrated Cannabis Solutions, Inc. is referred to herein as the “Company”, “we”, or “us”.

Registration Statement on Form S-1 filed February 12, 2020

Cover Page

Response to Comment 1

Respectfully, we disagree with the Staff’s statement that the Company’s shareholders who received securities from the Company when it was a shell company are deemed underwriters in connection with any resale of those securities, particularly a registered resale of such securities.

Rule 144 Does Not Apply to Registered Offerings

While we acknowledge that the safe harbor provided by Rule 144 is unavailable to the Company’s shareholders until the conditions of Rule 144(i) have been satisfied, the Staff’s reference to Rule 144 in this situation is inconsistent as Rule 144 does not have any express or implied application to registered offerings. In relevant part:

“The Commission adopted Rule 144 to provide a safe harbor from [the] definition of ‘underwriter’ to assist security holders in determining whether the Section 4[(a)](1) exemption is available for their resale of securities.” SEC Release 33-8869, 6 (2007).

The rule has no application here where the Company’s shareholders are not seeking reliance upon the Section 4(a)(1) exemption, but instead will offer their securities pursuant to an effective registration statement covering their securities.

Rule 144 Does Not Create a Presumption of Underwriter Status

The Staff cites Rule 144 (specifically, it is presumed, referencing 144(i)) as support that Company’s shareholders who received securities from the Company as a shell company are considered underwriters in connection with any resale of those securities until the conditions of Rule 144). Specifically, the intent is to meet the conditions of Rule 144(i)(2)) are met; however, neither Rule 144 nor Rule 144(i) states no such thing. Rule 144(i)(1) provides that the rule is not available for the resale of securities initially issued by a shell company or a former shell company. Rule 144(i)(2) goes on to provide an exception to the general prohibition of Rule 144(i)(1) such that securities of a former shell company may be sold pursuant to Rule 144 if certain conditions are met, including, as the Staff notes, that Form 10 information was filed at least one year prior to the proposed sale. No part of Rule 144(i) creates a presumption that the Company’s shareholders who received securities from a shell company are considered underwriters for any future resale of securities and no part of Rule 144 provides that anyone for whom the Rule 144 safe harbor is unavailable is deemed an underwriter in connection with any future resale. As noted above and in the preliminary note to Rule 144, Rule 144 deals solely with offers and sales proposed to be exempt pursuant to Section (4)(a)(1). The rule is silent respecting registered resale offerings such as reflected in this S-1 Registration Statement.

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If the Commission’s intent were to make securityholders who receive securities from a shell company underwriter in connection with any resale of those securities, including registered resales of such securities, until the conditions of Rule 144(i)(2) have been met, the Commission would have adopted an explicit “presumptive underwriter” provision that applies to every resale of securities by such persons. The absence of such rule undermines the Staff’s position, particularly since the Commission has explicitly adopted rules regarding presumptive underwriter status of shell company securities in other circumstances (i.e., securities received by affiliates in a Rule 145(a) transaction). In effect, imposing a new rule apparently usurps the Commission’s rulemaking authority. The Reviewer’s new rule stands contrary to existing law. Rule 415 and the fact-based test provided by C&DI 612.09 are the existing authority on matters pertaining to secondary offerings. As presently written, all companies may use Rule 415, including shell companies, as long as the securities which are to be offered or sold are on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary. If there is a dispute as to whether the selling shareholders are attempting to use Rule 415 as a “conduit” of the issuer, the Division of Corporate Finance has provided the fact-based analysis in Compliance and Disclosure Interpretations 612.09 to determine whether a secondary offering should be restyled as a primary offering. The Reviewer’s rule wholly contravenes the fact-based policy already announced by the Division of Corporate Finance in favor of a bright line rule that must be universally applied to all shell companies.

There is No Legal Authority for the Staff’s Stated Conclusion

In responding to the Staff’s comment, we have discovered that the Staff has informally taken a similar position in comment letters issued upon review of other former shell company registration statements. However, the Staff has not cited any legal authority on which it relies to make this statement, except for Rule 144(i) which, as discussed above, does not support the Staff’s conclusion. Rulemaking through informal Staff interpretations buried in comment letters leaves issuers and counsel without confidence that they can rely on laws and regulations as written.

For the reasons stated above as well as in our initial response, we continue to believe that upon consideration of the relevant facts and the test set forth in prevailing compliance and disclosure interpretations, the Company’s shareholders should not be deemed underwriters in connection with the resale of the securities included in the Registration Statement and will be engaged in a true secondary offering, which may be conducted on an “at-the-market” basis.

Prospectus Summary

Our Future Hemp Processing Business, Page 8

Response to Comment 2

We have eliminated the disclosure that CBD is used for “various therapeutic and healing purposes.” We have also disclosed that products that are intended for use in the diagnosis, cure, mitigation, treatment or prevention of disease and/or intended to affect the structure or any function of the body are considered drugs under the Federal, Food, Drug and Cosmetic Act and regulates the formulation, manufacturing, packaging, labeling, and distribution of food, dietary supplements, drugs, cosmetic, medical devices, biologics, and tobacco products. Our CBD or isolate will not be formulated, marketed, or make any claims as drugs and/or products requiring FDA approval.

Additionally, we have included a risk factor under the subtitle: “Our industry may become subject to expanded regulation and increased enforcement by the Food and Drug Administration (FDA)”

See pages 8, 20

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Risk Factors

Because our directors and executive officers are among the largest stockholders, they can exert significant… page 13

Response to Comment 3

We have revised the risk factor to reflect that our Chief Executive Officer beneficially owns 97.7% of our outstanding shares as well as 100% of our outstanding shares of Series A Preferred Stock, which enables him to control corporate actions, including those that would otherwise be submitted for shareholder approval and including those that may be approved by consent of 51% of our voting securities. We have also revised our Cover Page to provide the same disclosure .

See page 13.

Rule 144, page 34

Response to Comment 4

We have disclosed the consequences of our shell company status and disclosed the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144.

See pages 25-26, 36-37.

Description of Business

Business, page 38

Response to Comment 5

We had a March 29, 2019 Agreement to Purchase a farm located in Norwalk, Wisconsin, which agreement was cancelled on July 23, 2019. We have mailed the agreement and cancellation to your office. The Company inadvertently failed to remove the referenced disclosure (referencing an executed contract to purchase a 200-acre farm and that we are building a processing plant to handle up to 10 times its 160 acres) pursuant to the cancellation, but we did remove that disclosure from the Company’s website at www.igpk.org on March 10, 2020.

Executive Compensation, page 37

Response to Comment 6

We have filed our Chief Executive Officer’s employment agreement as Exhibit 10.1. Additionally, we have disclosed the material terms of the employment at page 40.

General

Response to Comment 7

Neither we nor anyone acting on our behalf has effected any written communications to as defined in Securities Act Rule 405 to potential investors.

Financial Statements

We have included our audited financials for the 12 months ending 2019 and 2018 as well as our unaudited financials for the 9-month period ending September 30, 2019 and 2020.

Other Information

Please also note that in addition to the above changes in Amendment Number 1, we have added the following additional disclosure: (a) COVID-19 risk factors beginning at pages 25-25; (b) additional risk factors as indicated in the redline copy to the SEC; (c) updated MD&A for the audited year end periods ending December 31, 2019 and 2018 and for the unaudited 9 month periods ending September 30, 2020 and September 30, 2019; (d) updated outstanding shares and other updated data through the S-1 filing.

We hereby acknowledge the following: (a) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (b) the action of the Commission of the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and disclosure in the filing; and (c) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws.

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Please contact our securities counsel, Frederick M. Lehrer, at (561) 706-7646 or flehrer@securitiesattorney1.com should you have any questions regarding Amendment Number 1.

Sincerely yours,

By:	/s/ Matthew Dwyer
Matthew Dwyer, Chief Executive Officer

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